DAIWA

台和商事控股有限公司

DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

DNV UKAS QUALITY MANAGEMENT 013

03045111

Exemption No. 82-4402

26 November 2003

03 DEC -8 AM 7:21

The U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 – 7
Washington D.C. 20549
USA

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

By registered air-mail

SUPPL

Dear Sirs,

Daiwa Associate Holdings Limited
Exemption No. 82-4402

On behalf of Daiwa Associate Holdings Limited, a company incorporated in Bermuda and listed in Hong Kong, we are furnishing herewith the document described below pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934:

The Company's Announcement regarding its consolidated financial results for the six months ended 30 September 2003 dated 26 November 2003 published (in the English language) in *the Standard*, and published (in the Chinese language) in the *Hong Kong Economic Times*, on 26 November 2003.

The Chinese version of the announcement substantially restates the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours truly,

Crystal LAM
Company Secretary

dlw 12/17

Enc.

THE STANDARD

26 November 2003

DAIWA ASSOCIATE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003

INTERIM RESULTS

On behalf of the Board of Directors, I would like to present to shareholders the unaudited Interim Report of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") for the six months ended 30 September 2003.

The unaudited interim accounts have been reviewed by the Audit Committee of the Group.

RESULTS AND DIVIDEND

For the reported period, the Group recorded a consolidated net profit after taxation and minority interests of HK$8.2 million (30 September 2002: restated HK$7.9 million), representing a growth of 3.8% as compared to the last corresponding period. Basic earnings per share was HK5.16 cents (2002: restated HK4.95 cents).

Turnover of the Group was HK$410 million, representing a slight decrease of 2.9% as compared to the same period last year.

The Board of Directors has recommended an interim dividend of HK1.5 cents per ordinary share payable to shareholders whose names appear on the Register of Members of the Company on 9 December 2003. The dividend will be payable on 19 December 2003.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 10 December, 2003 to Monday, 15 December 2003, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all properly completed transfer forms accompanied by relevant share certificates must be lodged with Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 9 December 2003.

LIQUIDITY AND FINANCIAL RESOURCES

At 30 September 2003, the Group's net current assets amounted to HK$151 million and the shareholders' funds were HK$276 million. The amount of total borrowings and finance lease obligations was at low level of HK$44 million and the gearing ratio, which is defined as total borrowings, excluding minority interests and deferred taxation to shareholders' funds was 0.16. The cash and bank balances were HK$58 million while after net of bank borrowings was HK$18 million.

At 30 September 2003, total available banking facilities of the Group were approximately HK$117 million, of which HK$59 million was available for use. Finance lease obligations outstanding on the same date amounted to HK$4 million.

The Group's assets were financed by shareholders' funds, trade payables and bank borrowings. Trade payables and bank borrowings were repayable within one year. The borrowings, cash and cash equivalents were mainly denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable, the Group did not use any financial instruments to hedge the foreign currency liabilities, assets or investments. Instead, the Group monitored the mix of the borrowings and cash and cash equivalents relating to these currencies to minimize the exposure to fluctuations in exchange risk. The Group's borrowings were bearing interest at floating rates. At 30 September 2003, the Group did not pledge any fixed assets for securing banking facilities.

EMPLOYEES

At 30 September 2003, the Group employed a total of approximately 4,500 employees of which 120 were Hong Kong based while most of the others were PRC employees. Sales personnel are remunerated by salaries and incentives in accordance with the achievement of their sales target. General staff are offered salaries and year-end discretionary bonus which is based on the divisional profit and individual performance. The Group also provides a Mandatory Provident Fund and medical benefits to all Hong Kong employees. While for PRC employees, the Group made contributions to state-sponsored retirement plans as stipulated by the PRC rules and regulations. During the reported period, no share options have been granted to employees.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 September 2003

	Note	Unaudited Six months ended 30 September 2003 HK$'000	2002 HK$'000 (restated)
Turnover	3	409,934	422,345
Cost of sales		(352,507)	(370,273)
Gross profit		57,427	52,072
Other revenues		469	1,790
Selling expenses		(8,775)	(6,664)
Administrative expenses		(39,053)	(35,649)
Operating profit	3&4	10,068	11,549
Finance costs		(599)	(336)
Share of losses of jointly controlled entities		(2)	(1,979)
Profit before taxation		9,467	9,234
Taxation	5	(1,377)	(1,473)
Profit after taxation		8,090	7,761
Minority interests		98	124
Profit attributable to shareholders		8,188	7,885
Interim dividend	6	2,382	2,382
Earnings per share			
— Basic	7	5.16 cents	4.95 cents
— Diluted	7	5.16 cents	4.95 cents

Notes:

1. **Basis of preparation and accounting policies**

The unaudited condensed consolidated interim financial statements of the Group are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No.25 "Interim financial reporting" issued by the Hong Kong Society of Accountants (the "HKSA"). The accounting policies and basis of presentation used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the audited financial statements of the Group for the year ended 31 March 2003 except for the changes in accounting policy as explained in Note 2 below.

2. Changes in accounting Policy

No analysis of the contribution to operating profit by geographical segment has been prepared as no contribution to profit from any of the above geographical segment is substantially out of line with the normal ratio of profit to turnover.

4. **Operating profit**

Operating profit is stated after charging and crediting the following:

	Six months ended 30 September 2003 HK$'000	2002 HK$'000
Charging:		
Depreciation of fixed assets	6,706	4,859
Provision for slow moving stock	2,076	—
Crediting:		
Interest income	159	265

5. **Taxation**

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the period. Mainland China enterprise income tax is calculated at the rates applicable to the respective subsidiaries.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30 September 2003 HK$'000	2002 HK$'000
Hong Kong profits tax	532	1,030
Mainland China enterprise income tax	102	216
	634	1,246
Deferred tax — relating to the origination and reversal of temporary differences	743	227
	1,377	1,473

6. **Dividends**

	Six months ended 30 September 2003 HK$'000	2002 HK$'000
2002/2003 Final dividend, paid, of HK$0.015 (2001/2002 final paid: HK$0.01) per ordinary share *(Note (i))*	2,382	1,595
2003/2004 Interim, proposed on 25 November 2003, of HK$0.015 (2002/2003: HK$0.015) per ordinary share *(Note (ii))*	2,382	2,382
	4,764	3,977

Note (i): At a meeting held on 16 July 2003 the directors proposed a final dividend of HK$0.015 per ordinary share for the year ended 31 March 2003, which was paid on 5 September 2003 and has been reflected as an appropriation of retained earnings for the six months ended 30 September 2003.

BUSINESS REVIEW AND PROSPECT

The Group is engaged in two major businesses, namely:

— Manufacturing and Distribution of Electronic Components

— EMS (Electronic Manufacturing Services), OEM and ODM business

Electronic Component Distribution

The Group is one of the leading distributors of electronic components in Hong Kong and PRC. As an authorized distributor for Toshiba, Panasonic, Rohm, On-semiconductor, Liteon and Sino America, the Group had professionally marketed integrated circuits, transistors, microprocessors, memory IC, discrete and passive electronic components of these renowned brands. Major application of electronic components in this sector were audio and video products, electronic toys, power supplies, household appliances, air-conditioners, personal computers and other consumer electronics. In the reporting period, the Group has entered into new distributorship agreement with Arnold Magnetics Limited. Turnover for this segment was recorded HK$207.6 million, representing an increase of 2.8%, while gross profit contribution to the Group was HK$18.6 million, representing an increase of 12.6% as compared to the same period last year.

Electronic Component Manufacturing

The Group is engaged in manufacturing of Diodes (DO35, DO34, mini-MELF and DO41 packages), Transistors (SOT23 and TO92 packages), Variable Resistors, Electronic Wires and Harnesses.

After the installation of new facilities in the lead-wire production of DO35 diodes in which the production is more vertical integrated, sales turnover of diodes was maintained at HK$22 million but gross profit of this sector was increased by 68% as compared to the same period last reported year.

Since there was huge global excess supply in SOT23 and TO92 packages, demand for transistors were still declining and its pricing was dropped below material cost. In order to lessen negative effects on profit of the Group, management had substantially cut down the productivity of this sector to a minimum level of production.

EMS (Electronic Manufacturing Service), OEM and ODM

After setting up of new SMD (Surface Mounted Devices), dust proof and anti-statistic facilities in this sector, the Group gained significant new business opportunities. Turnover of this sector was increased to HK$86 million, which represented a growth of 35% as compared to the same period last year (2002: HK$63.4 million).

Due to the outbreak of SARS that brought an unprecedented negative impact on business environment during the reported period, OEM & ODM manufacturing of consumer electronics was decreased to HK$65 million (2002: HK$81 million). Just right after the recovery from the outbreak of SARS, business activities have gradually resumed to normal.

FUTURE PROSPECT

The new distributorship from renowned principal suppliers in the distribution business of electronic components will become mature in the coming year. Inventory of these new products will be maintained at a healthy level while turnover for the new brand names will be in a more commercial scale. The sector also provides professional software as well as hardware engineering design facilities to customers such that the sector can promote components in cross brand name kit solution bundles.

Demand for Glass Diodes (DO35 & MELF) is increasing. The Group will further invest equipment and facilities to enhance the productivity of this product. The Group will also improve the capacity of Rectifier Diodes (DO41 package) production such that the cost of the diode will further be reduced. The Management has also successfully gained OEM contract from a renowned international customer in diode manufacturing and the project will be kicked-off in early 2004 in which the overall output in this sector will have a substantial growth.

The Group is now in close negotiation with leading department store in USA for the ODM of consumer electronics and believes that there will be substantial growth in sales orders of consumer electronics for the coming year.

The management believes that business of the Group will be grown to a new era in the coming year.

SSAP 12 (revised) principally prescribes the accounting treatment and disclosures for deferred tax. In prior years, deferred tax is provided using the income statement liability method on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt. SSAP 12 (revised) requires the adoption of the balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions.

In order to comply with SSAP12 (revised) "Income Taxes" which became effective from 1st January, 2003 in Hong Kong, the Group's accounting policy for deferred tax was changed. Deferred tax liabilities are provided in full on all temporary differences between the carrying amounts of assets and liabilities in the balance sheet and their tax bases, while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

The change of accounting policy mentioned above has been applied retrospectively. As detailed in note 8 "Reserves", opening retained earnings at 1 April 2003 and 2002 have been reduced by HK$4,028,000 and HK$3,490,000, respectively, which represent the unprovided net deferred tax liabilities. This change has resulted in an increase in deferred tax assets and deferred tax liabilities at 31 March 2003 by HK$331,000 and HK$4,359,000, respectively. The profit charged to equity for the six months ended 30 September 2002 have been reduced by HK$227,000.

3. **Revenues and segment information**

The Group is principally engaged in the design, development, manufacture and distribution of electronic components and consumer electronics.

An analysis of the Group's turnover and contribution to operating profit by business segments and geographical segments for the period is as follows:

(a) **Primary reporting format — business segments:**

	Manufacturing and distribution of electronic components Six months ended 30 September		Electronic manufacturing services, OEM and ODM Six months ended 30 September		Eliminations Six months ended 30 September		Group Six months ended 30 September	
	2003	2002	2003	2002	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover								
External sales	258,242	277,097	151,692	145,248				
Inter-segment sales	798	1,565	246	—	(1,044)	(1,565)		
	259,040	278,662	151,938	145,248	(1,044)	(1,565)	409,934	422,345
Segments operating profits	3,454	4,951	6,614	6,598	—	—	10,068	11,549
Finance costs							(599)	(336)
Share of profits less losses of jointly controlled entities							(2)	(1,979)
Profit before taxation							9,467	9,234
Taxation							(1,377)	(1,473)
Profit after taxation							8,090	7,761
Minority interests							98	124
Profit attributable to shareholders							8,188	7,885

(b) **Secondary reporting format — geographical segments:**

	Turnover Six months ended 30 September	
	2003	2002
	HK$'000	*HK$'000*
Hong Kong and Mainland China	256,580	273,667
USA	58,173	75,132
Europe	31,146	30,292
Japan	60,656	34,802
Other Asian countries	3,379	8,452
	409,934	422,345

Note (ii): At a meeting held on 25 November 2003 the directors declared an interim dividend of HK$0.015 per ordinary share for the six months ended 30 September. This proposed dividend is not reflected as a dividend payable in these condensed interim accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 March 2004.

7. **Earnings per share**

The calculation of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$8,188,000 (2002: restated HK$7,885,000).

The basic earnings per share is based on the weighted average of 158,809,600 (2002: 159,254,463) ordinary shares in issue during the period. The diluted earnings per share is based on 158,809,600 (2002: 159,434,078) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of nil (2002: 179,615) ordinary shares deemed to be issued at no consideration if all outstanding share options had been exercised.

8. **Reserves**

	2003	(restated) 2002
	HK$'000	*HK$'000*
At 1 April as previously reported	258,492	250,127
Effect of adopting SSAP 12	(4,028)	(3,490)
At 1 April as restated	254,464	246,637
Exchange difference on translation of accounts of overseas subsidiaries and jointly controlled entities	109	(136)
Profit for the period	8,188	7,885
Final dividend paid for 2002	—	(1,595)
Interim dividend paid for 2003	(2,382)	—
Increase in share premium arising from issue of shares	—	133
Decrease in share premium arising from repurchase of shares	—	(255)
	260,379	252,669

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not in compliance with the Code of Best Practice, as set out in Appendix 14 of the Listing Rules, at any time during the six months ended 30 September 2003 except for not specifying the terms of appointment of independent non-executive directors.

According to the bye-laws of the Company, independent non-executive directors are subject to retirement by rotation and re-election at the annual general meeting.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a general review of the unaudited interim condensed accounts for the six months ended 30 September 2003 with the directors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold and redeemed any of the Company's listed securities during the six months ended 30 September 2003.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing the information required by paragraph 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

LAU TAK WAN
President

Hong Kong, 25 November 2003

HONGKONG ECONOMIC TIMES

26 November 2003

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

台和商事控股有限公司

(於百慕達註冊成立之有限公司)

中期業績
截至二零零三年九月三十日止六個月

總裁報告

本人謹代表董事局向各股東提呈台和商事控股有限公司(「本公司」)及其附屬公司(統稱為「本集團」)截至二零零三年九月三十日止六個月之未經審計中期業績報告。

此未經審計中期報告已被審計委員會審閱。

業績及股息

於報告期內，本集團錄得除稅及少數股東權益後之綜合淨盈利為八百二十萬港元(二零零二年九月三十日：重列七百九十萬港元)，比去年同期增長百分之三點八。每股基本盈利為5.16港仙(二零零二年：重列4.95港仙)。

這期間集團之營業額為四億一千萬港元，比去年同期輕微減少百分之二點九。

董事局建議向於二零零三年十二月九日名列本公司股東名冊之股東派發中期股息每股1.5港仙。中期股息將於二零零三年十二月十九日派發。

暫停辦理股份過戶登記

本公司將於二零零三年十二月十日(星期三)至二零零三年十二月十五日(星期一)(包括首尾兩日)期間暫停辦理股份過戶登記手續。為符合獲派中期股息之資格，所有股份過戶文件連同有關股票及過戶表格，最遲須於二零零三年十二月九日(星期二)下午四時前送達雅柏勤證券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)。

流動資金及財務資源

於二零零三年九月三十日，本集團之流動資產淨值達一億五千一百萬港元，而股東資本為二億七千六百萬港元。貸款與融資租約承擔總額維持低水平於四千四百萬港元，而資本負債比率(借貸總額扣除少數股東權益及延遞稅項後除以股東資金)為0.16。現金及銀行結餘為五千八百萬港元，而扣除銀行借貸後，結餘為一千八百萬港元。

於二零零三年九月三十日，本集團所獲之總銀行信貸額約一億一千七百萬港元，而仍可動用之信貸額為五千九百萬港元。在同日融資租約承擔為四百萬港元。

本集團之資產由股東資金、應付營業賬項及銀行借貸組成。應付營業賬項及銀行借貸需於一年內償還。借貸、現金及現金等額主要以港元、美元及人民幣為單位。由於這些貨幣匯率較穩定，本集團在外幣負債、資產及投資沒有使用貨幣對沖工具。本集團監控與以上貨幣組合有關之負債、現金及現金等額，以減低匯率波動帶來之匯兑風險。集團之貸款均按浮動息率計算。於二零零三年九月三十日，本集團並無抵押固定資產作銀行信貸。

業務回顧及前景

本集團致力於以下二項主要業務：

— 製造及經銷電子元器件

— EMS(電子專業生產服務)、OEM及ODM業務

電子元器件經銷業務

本集團是香港及國內電子元器件經銷業務之其中一位領導者。作為東芝、松下、Rohm、On-Semiconductor、Liteon及Sino America之授權經銷商，集團專業為這些著名品牌開拓集成電路、三極管、微型處理器、記憶晶片、分裂及靜態(discrete and passive)電子元器件之市場。此類型電子元器件主要應用於影音產品、電子玩具、電源、家電、空調、個人電腦及其他電子消費產品等。於報告期內集團已與Arnold Magnetics Limited簽訂新代理協議。此部份之營業額錄得二億零七百六十萬港元，比去年同期增加百分之二點八，而毛利貢獻則為一千八百六十萬港元，比去年同期上升百分之十二點六。

電子元器件製造業務

本集團從事製造二極管(DO35、DO34、微型MELF及DO41封裝)、三極管(SOT23及TO92封裝)、可變電阻及電線。

[illegible]之DO35二極管引線製造設備安裝後，[illegible]

本集團對遞延稅項之會計政策因應於二零零三年一月一日生效之香港會計實務準則第十二條修訂本「所得稅」作出變更。資產及負債於財務報表中之賬面值與其稅基金額之所有暫時性差異，會全數為遞延稅項負債作出準備；暫時性可扣減差異及可用稅務虧損，如將來有足夠稅務溢利可用作抵銷，會確認為遞延稅項資產。

上述之會計政策變更已被追溯應用。如附註8「儲備」所述，二零零三年及二零零二年四月一日之期初保留盈利已分別減少4,028,000港元及3,490,000港元，為未撥備遞延稅項負債淨額。是項調整導致二零零三年三月三十一日之遞延稅項資產及遞延稅項負債分別增加331,000港元及4,359,000港元。截至二零零三年九月三十日止六個月之盈利記入損益之金額減少227,000港元。

3. 收入及分部資料

本集團主要從事設計、發展、生產及經銷電子元器件和電子消費產品。

本集團於本年度之營業額及經營盈利貢獻依主要業務及經營地區分析如下：

(a) 主要分部報告—業務分部資料：

	電子元器件經銷及製造 截至九月三十日止六個月		電子專業生產服務、OEM及ODM 截至九月三十日止六個月		抵銷項 截至九月三十日止六個月		集團 截至九月三十日止六個月	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
營業額								
對外銷售	258,242	277,097	151,692	145,248				
分部間銷售	798	1,565	246	—	(1,044)	(1,565)		
	259,040	278,662	151,938	145,248	(1,044)	(1,565)	409,934	422,345
分部經營業績	3,454	4,951	6,614	6,598	—	—	10,068	11,549
融資成本							(599)	(336)
應佔共同控制實體盈利減虧損							(2)	(1,979)
除稅前盈利							9,467	9,234
稅項							(1,377)	(1,473)
除稅後盈利							8,090	7,761
少數股東權益							98	124
股東應佔盈利							8,188	7,885

(b) 次要分部報告—地區分部資料

	截至九月三十日止六個月 營業額 二零零三年 千港元	截至九月三十日止六個月 營業額 二零零二年 千港元
香港及中國大陸	256,580	273,667
美國	58,173	75,132
歐洲	31,146	30,292
日本	60,656	34,802
其他亞洲國家	3,379	8,452
	409,934	422,345

由於上述以地區劃分之經營盈利貢獻大致上符合正常之盈利與營業額比率，故並無按地區分析經營之盈利貢獻。

4. 經營盈利

經營盈利已扣除及計入如下：

	截至九月三十日止六個月 二零零三年 千港元	截至九月三十日止六個月 二零零二年 千港元
扣除：		
固定資產折舊	6,706	4,859
呆貨撥備	2,076	—
計入：		
利息收入	159	265

5. 稅項

由於三極管之需求仍大幅下降及SOT23及TO92封裝全球供應過剩，價格更跌至低於生產成本。為了減低對集團盈利之負面影響，管理層已減少此部份之生產量至最低水平。

EMS(電子專業生產服務)，OEM及ODM

先進之SMD貼片機、新無塵間及無靜電裝配設備添置後，集團獲得顯著的商機。此部份之營業額為八千六百萬港元，比去年同期增長百分之三十五(二零零二年：六千三百四十萬港元)。

於報告期內由於SARS爆發，對營商環境帶來史無前例之負面影響，OEM及ODM電子消費產品製造業務之營業額因此下降至六千五百萬港元(二零零二年：八千一百萬港元)。SARS疾病過去後，商業活動已逐漸恢復正常。

業務前景

在電子元器件經銷業務中之新經銷業務將日趨成熟，此產品之存貨將維持在健康之水平，而此方面之營業額預期可發展至更高商業效益。同時，元器件經銷部亦為客戶提供專業性之軟件及硬件工程設計服務，由此集團可組合不同之代理品牌以作整體性之推廣。

玻璃二極管(DO35及MELF)之需求上升，集團將繼續投資設備令生產量得以提高。集團亦將增加整流二極管(DO41封裝)之生產量，成本因而會繼續減低。管理層已成功獲得一家以生產二極管而聞名之國際客戶的OEM生產合約，並將於2004年初投產，此部份之整體產量將有顯著增長。

集團現正與一家美國主要的大型百貨公司緊密磋商ODM電子消費產品業務，相信來年電子消費產品將獲得顯著的訂單增長。

管理層相信來年集團之業績將會達至一個新的紀元。

員工

於二零零三年九月三十日，本集團共聘請了約四千五百名僱員，其中香港有一百二十名，其餘大部份為國內僱員。業務員之薪酬包括工資及佣金，佣金是按個人營業指標而釐定；一般僱員除薪金外，可享有年終花紅，數額因應部門之盈利及個人表現而決定。集團亦提供強積金及醫療福利給予所有香港僱員。國內僱員方面，集團按法規付退休計劃供款。於此報告時期，沒有僱員被授予購股權。

簡明綜合損益表
二零零三年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零三年 千港元	二零零二年 千港元 (重列)
營業額	3	409,934	422,345
銷售成本		(352,507)	(370,273)
毛利		57,427	52,072
其他收益		469	1,790
銷售開支		(8,775)	(6,664)
行政開支		(39,053)	(35,649)
經營盈利	3&4	10,068	11,549
融資成本		(599)	(336)
應佔共同控制實體虧損		(2)	(1,979)
除稅前盈利		9,467	9,234
稅項	5	(1,377)	(1,473)
除稅後盈利		8,090	7,761
少數股東權益		98	124
股東應佔盈利		8,188	7,885
中期股息	6	2,382	2,382
每股盈利			
— 基本	7	5.16港仙	4.95港仙
— 攤薄	7	5.16港仙	4.95港仙

附註：

1. **編製基準及會計政策**

本集團之未經審核簡明綜合中期財務報表乃根據香港會計師公會(「香港會計師公會」)發出之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」編撰。除下文附註2所註釋之會計政策變動外，本集團所採用編撰此等簡明綜合中期財務報表之會計政策及編撰基準與編撰截至二零零三年三月三十一日止年度之經審核財務報表所採納者一致。

2. **會計政策變動**

會計實務準則第12號(經修訂)主要規定遞延稅項之會計處理方法及披露。於過往年度，遞延稅項乃就於可見將來可能實現之負債之所有重大時差採用利潤表負債法計提撥備，遞延稅項資產於直至可合理毫無疑問肯定變現後方予以確認。會計實務準則第12號(經修訂)規定須採納資產負債表負債法，據此，除有限之例外情況外，財務報表之資產及負債之賬面值，與用以計算應課稅溢利之相應稅基兩者間之所有暫時性差異，均須確認為遞延稅項。

於精簡綜合損益表扣除之稅項如下：

	截至九月三十日止六個月 二零零三年 千港元	二零零二年 千港元
香港利得稅	532	1,030
中國企業所得稅	102	216
	634	1,246
遞延稅項 — 關於短暫性差異之衍生及撥回	743	227
	1,377	1,473

6. 股息

	截至九月三十日止六個月 二零零三年 千港元	二零零二年 千港元
已派二零零二／二零零三年度末期股息每普通股0.015港元(二零零一／二零零二年度已派末期股息：0.01港元)(*註(i)*)	2,382	1,595
於二零零三年十一月二十五日擬派二零零三／二零零四年度中期股息每普通股0.015港元(二零零二／二零零三年：0.015港元)(*註(ii)*)	2,382	2,382
	4,764	3,977

註(i)：於二零零三年七月十六日舉行之會議上，董事擬派截至二零零三年三月三十一日止年度末期股息每普通股0.015港元，已於二零零三年九月五日派發，亦已於截至二零零三年九月三十日止六個月列作保留盈利分派。

註(ii)：於二零零三年十一月二十五日舉行之會議上，董事宣派截至九月三十日止六個月中期股息每普通股0.015港元。此項擬派股息並無於簡明中期賬目中列作應付股息，惟將於截至二零零四年三月三十一日止年度列作保留盈利分派。

7. 每股盈利

每股基本及攤薄盈利是根據集團之股東應佔溢利8,188,000港元(二零零二：重列7,885,000港元)計算。

每股基本盈利是按期內已發行普通股份之加權平均數158,809,600股(二零零二：159,254,463股)計算。每股攤薄盈利根據158,809,600股(二零零二：159,434,078股)普通股計算，即期內已發行普通股之加權平均股數，加上假設所有未行使之股權皆已行使而被視作以無償發行之普通股之加權平均股數為零股(二零零二：179,615股)計算。

8. 儲備

	二零零三年 千港元	(重列) 二零零二年 千港元
於四月一日如前呈報	258,492	250,127
採用會計準則第12號之影響	(4,028)	(3,490)
於四月一日重列	254,464	246,637
換算海外附屬公司及共同控制實體之賬目所引致之兌換損益	109	(136)
本期盈利	8,188	7,885
二零零二年末期股息	—	(1,595)
二零零三年中期股息	(2,382)	—
股份溢價因發行股份而增加	—	133
股份溢價因購回股份而減少	—	(255)
	260,379	252,669

遵守最佳應用守則

除獨立非執行董事之任期並無訂明外，本公司之董事並不知悉任何資料，足以合理顯示本公司於二零零三年九月三十日止六個月之任何時間內曾經或現時，未有遵守上市規則附錄十四所載之最佳應用守則。

根據本公司組織章程細則規定，獨立非執行董事須於股東週年大會上輪值告退，並可膺選連任。

審核委員會

審核委員會已與管理層審閱本集團採取之會計原則及與董事討論內部控制及財務報告事項包括審閱截至二零零三年九月三十日止六個月未經審核之中期簡明賬目。

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司於截至二零零三年九月三十日止六個月內概無購買、出售或贖回任何本公司之上市證券。

在聯交所網頁刊登其他資料

本公司將於適當時候在聯交所網頁刊登載有上市規則附錄16第46(1)至46(6)段所規定資料之詳細業績公佈。

總裁
劉得還

香港，二零零三年十一月二十五日